Dazed Brewing

Local South Florida brewery focused on creating unique and tasteful sour beers, IPA's along with artisan stouts to compete local/nationally.

Our Opportunity

Problems worth solving

1. Access to local beers in West PBC


11K
Prospects

Target market

- Young Adults 45% ($2.5M)
- Mid Age adults 45% ($2.5M)
- 50+ Adults 9% ($500K)

Market size: $5.5M

Our solutions

1. Build a brewery in west PBC

Competitors	How our solution is better
Barrel Of Monks	Different Style Brewing
Prosperity Brewers	Location / Brewing
Crazy Uncle Mikes	Location / Brewing

Funding needed $50K

Buildout, Equipment, Marketing

Sales and Marketing

Sales channels

1. Tasting Room
2. Canning
3. Crowlers

Marketing activities

Market on social media to local residents about the creative and and tasty IPA's and Sour beers.

Financial Projections



$335K
$633K
$1M
2021
2022
2023
Revenue



$231K
$381K
$565K
2021
2022
2023
Expenses & Costs



$104K
$252K
$445K
2021
2022
2023
Profit

Milestones

Order Equipment - Hot side / Cold Side

Mar 1, 2021

Locate Commercial Space

Mar 15, 2021

Start building

Apr 15, 2021

Open

Jun 1, 2021

Team and Key Roles

Joshua Breault
Owner / Operator

Jessalyn Breault
Accountant / Social Media